UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 24, 2019
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report includes the media release and the slides for the presentation to investors in connection with the 1Q19 results.

Media Release Zurich, April 24, 2019

First quarter 2019 financial results

Driving net income higher despite challenging environment and strong first quarter 2018

First quarter 2019 highlights:
■	Net income attributable to shareholders of CHF 749 million, the highest quarterly profit since 3Q15

■	Group reported pre-tax income of CHF 1.06 billion, tenth consecutive quarter of year on year profit growth, reflecting a business mix that continues to perform well in challenging market conditions

■
Continued inflows of assets with total Wealth Management Net New Assets (NNA) of CHF 9.6 billion, representing an annualised growth rate of 5% for the quarter. Record Wealth Management Assets under Management (AuM) of CHF 786.1 billion at quarter-end

■
Strong total NNA, with CHF 35.8 billion in the first quarter, including CHF 27.6 billion in Swiss Universal Bank Corporate & Institutional Clients; total AuM of CHF 1.43 trillion, up 6% from the previous quarter-end

■
Global Markets (GM) delivered pre-tax income of USD 283 million and a return on regulatory capital of 9% in its first quarter after a deep three-year restructuring. These results reflect some of the early benefits from the restructuring in a challenging market environment

■	GM equity sales and trading revenues up 4%
■	GM fixed income sales and trading revenues down 2%

■
International Trading Solutions (ITS) increased its net revenues by 23% year on year, demonstrating the effective collaboration between Global Markets, Swiss Universal Bank and International Wealth Management and the benefits of our integrated approach in bringing institutional quality solutions to our ultra-high-net-worth (UHNW) clients

■	Continued discipline on productivity and efficiency resulted in operating expenses of CHF 4.2 billion, down 6% year on year

■	Strong capital base with CET1 ratio and Tier 1 leverage ratio unchanged since 4Q18, at 12.6% and 5.2%, respectively

■	Return on Tangible Equity (RoTE) of 8% achieved in spite of significant revenue headwinds

■	Tangible Book Value per share of CHF 15.47, up 4.3% vs. 1Q18

■	Share buyback commenced in January 2019; repurchased 21.3 million shares for CHF 261 million in the first quarter, with an objective of at least CHF 1.0 billion for FY 2019

Tidjane Thiam, Chief Executive Officer of Credit Suisse, commented:
“In a challenging quarter, which was the first after the end of our three-year restructuring, we achieved our fifth consecutive quarter of positive income with net income of CHF 749 million, up 8% year on year.

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Media Release Zurich, April 24, 2019

“We are now operating with a lower risk profile, a stronger capital base and a structurally lower cost base. Our model is resilient; this allows us to protect our bottom line during periods when markets are challenging and provides upside when conditions improve. The first quarter was one of three very distinct months: a challenging January, a limited recovery in February followed by a strong March, which was our second-highest revenue month in the last 39 months.

“Our Wealth Management franchise has proven resilient during a difficult quarter. We ended the first quarter with broadly flat total Wealth Management profits year on year and record AuM of CHF 786.1 billion, including record AuM in Asia Pacific Private Banking at CHF 219 billion. Our AuM growth was driven both by our continued annualised growth in NNA of 5% as well as more favourable market conditions.

“Our ITS franchise continued to make considerable progress in the quarter, executing a number of landmark transactions and delivering institutional quality solutions to meet the complex needs of our UHNW clients. This allowed us to grow our transaction revenues year on year.

“With a strong capital base and our tenth consecutive quarter of year on year PTI increases, we are seeing the benefits of our restructuring emerging. Our share buyback programme, which is now well underway, combined with our return to a sustainable cash dividend, are further evidence of the solid foundation from which we aim to continue to grow.

“We believe our strategy of delivering profitable, compliant and quality growth should create value for our shareholders over time.”

Key metrics
In CHF millions

	1Q19	1Q18
Net revenues	5,387	5,636
Of which Wealth Management-related and IBCM	3,717	4,025
Of which Markets activities	1,761	1,874
Total operating expenses	4,244	4,534
Pre-tax income	1,062	1,054
Net income attributable to shareholders	749	694

Outlook

The positive momentum we observed towards the end of the first quarter has broadly continued into April. However, it is still too early in the quarter to draw definitive conclusions about our performance for the rest of 2019. While geopolitical and macroeconomic concerns remain, we believe that their impact has begun to recede, with client confidence returning progressively.

Our pipeline of transactions across both wealth management and investment banking is strong, and end markets have become more constructive as the year has progressed.

Our strategy of focusing on growing our leading wealth management franchise, combined with strong investment banking capabilities, is working. We remain focused on increasing our returns and creating growing value for our shareholders over the course of 2019 and beyond. We are cautiously optimistic about our prospects for the second quarter of 2019.

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Media Release Zurich, April 24, 2019

Detailed divisional summaries

1 – Swiss Universal Bank (SUB) delivered pre-tax income of CHF 550 million in a challenging market environment. Net revenues decreased by 4% to CHF 1.4 billion, reflecting lower recurring commissions and fees, slightly lower net interest income (NII), reduced transaction-based revenues as well as lower client activity levels compared to the strong first quarter of 2018. Strong revenues from SUB’s collaboration with Global Markets through ITS helped mitigate some of the pressures on NII and recurring revenues. Operating expenses decreased by 4%, reflecting continued cost discipline while we invest further in digitalisation and automation. AuM reached a new record level of CHF 607 billion, an increase of 11% since the end of 2018, driven by strong NNA and market performance. We are confident that as the year progresses, a number of initiatives that are underway should allow SUB to improve its revenues.

Private Clients reported pre-tax income of CHF 273 million in the first quarter of 2019, up 3% year on year. Operating expenses decreased by 6%, mainly due to the end of our restructuring programme. NNA reached CHF 3.3 billion, the highest quarterly level to date, underscoring the strength of our franchise with contributions from all businesses.

Corporate & Institutional Clients reported pre-tax income of CHF 277 million in the first quarter, down 7% year on year. The decrease was partially offset by stable NII due to continuous pricing efforts. Additionally, NNA of CHF 27.6 billion for the quarter reflect continued positive momentum in our pension business.

2 – International Wealth Management (IWM) had a strong start to the year with record quarterly net revenues and pre-tax income since the division was established in late 2015. Pre-tax income in the first quarter grew 8% year on year, to CHF 523 million, and the return on regulatory capital stood at 35%. Net revenues increased slightly by 1% compared to the first quarter of 2018. Total operating expenses were down 4%, reflecting continued diligent cost management.

Private Banking delivered strong results in the first quarter. Pre-tax income was stable year on year at CHF 402 million, and the net margin improved by 1 basis point to 45 basis points. Net revenues were down 2% year on year at CHF 1.0 billion. Transaction- and performance-based revenues in the first quarter grew 14% year on year, reflecting further progress in our targeted client engagement. Recurring commissions and fees were down 4%, primarily reflecting lower average AuM; and NII was down 5%, primarily due to lower loan fees. Total operating expenses were down 6% year on year at CHF 607 million. The cost/income ratio improved by 2 percentage points to 60%. NNA totaled CHF 1.3 billion for the quarter, with solid growth in the high net worth segment as well as a recovery of inflows in Europe. However, the overall NNA result was affected by lower flows in the UHNW segment in emerging markets.

Asset Management pre-tax income increased 46% year on year to CHF 121 million, with an 11% increase in net revenues and stable total operating expenses. Our strong revenue growth was driven in part by a 40% increase in investment and partnership income, while management fees grew by 2%. We had net asset outflows of CHF 0.5 billion, as inflows of CHF 2.0 billion into traditional investments were more than offset by outflows mainly from emerging markets joint ventures.

3 – Asia Pacific (APAC) generated pre-tax income of CHF 183 million in the first quarter of 2019, compared to CHF 234 million in the same quarter in 2018, which was a record quarter, in terms of

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Media Release Zurich, April 24, 2019

revenues, for Wealth Management & Connected (WM&C). APAC also delivered a return on regulatory capital of 13%. Our performance was impacted by lower levels of market activity in Asia as well as lower transaction fee pools in the first quarter of 2019 compared to the same period last year. However, we maintained strong cost discipline in the division across both WM&C and Markets, with operating expenses down 12%, mainly due to the absence of major litigation expenses this year.

WM&C reported pre-tax income of CHF 170 million, down 17% year on year, and a return on regulatory capital of 18%. Private Banking revenues were lower, mainly due to lower transaction-based revenues, which were down 22% year on year. We saw a slight increase in mandates and fund volumes in the first quarter. However, NII and recurring commissions and fees revenues were down 8% and 4%, respectively, year on year. Advisory, underwriting, and financing revenues were down 20% year on year, due to lower M&A and equity underwriting revenues, while financing and debt underwriting revenues were higher year on year. We achieved record AuM of CHF 219 billion and had NNA of CHF 5.0 billion in the quarter.

Markets reported pre-tax income of USD 13 million, compared to pre-tax income of USD 31 million in the same quarter last year. Challenging market conditions impacted equities sales and trading revenues; however, activity levels improved towards the end of the quarter. Fixed income sales and trading had a strong performance in credit, and overall revenues were up 2% year on year.

4 – Investment Banking & Capital Markets (IBCM) reported a pre-tax loss of USD 94 million for the first quarter of 2019 in a challenging operating environment, compared to pre-tax income of USD 62 million over the same quarter in 2018. Net revenues were down 36% year on year at USD 357 million, driven by lower market activity. The Street fees1 in debt and equity underwriting were down 9% and 43%, respectively, year on year, impacted by the US government shutdown, investor concerns over reduced growth in corporate earnings and GDP as well as the uncertain geopolitical environment. Our continued focus on cost discipline led to lower operating expenses, down 11% year on year, mainly driven by the end of our restructuring programme and lower fixed and variable compensation costs.

Our total global advisory and underwriting revenues2 for the first quarter of 2019 were USD 769 million, down 30% year on year due to lower market activity.

Advisory revenues were down 23% year on year at USD 140 million, reflecting lower revenues from completed M&A transactions across the Americas and EMEA regions, compared to the Street1, which was down 5% year on year.

Equity underwriting revenues were down 47% year on year at USD 58 million, in line with the Street1, which was down 43% year on year, impacted by lower IPO issuances following the US government shutdown in January; however, we maintained our top 5 ranking in global equity capital markets3.

Debt underwriting revenues were down 31% year on year at USD 186 million, primarily driven by lower leveraged finance business activity, which was down 35% year on year compared to 20% across the Street1; however, we maintained our top 5 ranking in global leveraged finance3.

5 – Global Markets (GM) achieved pre-tax income of USD 283 million and a return on regulatory capital of 9% in the first quarter of 2019, reflecting continued resource discipline amid challenging market conditions. Net revenues decreased by 10% compared to the first quarter of 2018, primarily due to lower underwriting issuance activity, partially offset by further growth in our ITS franchise, driven by our

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Media Release Zurich, April 24, 2019

successful collaboration with Wealth Management. ITS revenues rose 23% compared to the first quarter of 2018. Total operating expenses of USD 1.2 billion decreased by 11% compared to the same period last year, highlighting the flexibility of our cost base. Additionally, GM maintained its dynamic approach to capital management as leverage exposure decreased by 12% or USD 36 billion.

Equities revenues4 of USD 571 million were broadly stable year on year, reflecting continued strength in equity derivatives, despite lower market volatility, and stable prime services results.

Fixed income revenues5 of USD 1.0 billion decreased 13% year on year, as improved client activity across our market-leading6 leveraged finance trading and financing businesses was offset by reduced securitised products revenues versus a strong first quarter of 2018.

Sustainability and impact investing

The first quarter of 2019 began with our sixth Annual Conservation Finance Investor Conference in New York. March saw our 21st Asian Investment Conference, held in Hong Kong, at which sustainability was a key topic. Sessions on rethinking plastic waste, blue economy innovation and mission-driven investing were well received in a region where we now have over USD 1 billion of assets under management invested according to sustainability criteria. In the capital markets arena, we delivered three significant green bond transactions in Europe.

Credit Suisse published its Corporate Responsibility Report (CRR) towards the end of the first quarter. The CRR describes how Credit Suisse Group assumes its responsibilities in banking, in society, as an employer and towards the environment. In 2018, the global volunteering rate was 41%, with 18,694 employees volunteering 187,900 hours worldwide. Some 190 partners across 48 countries received both funding and skills-based volunteering support through our employee engagement. In addition, 2018 marked the tenth anniversary of our two global initiatives in the areas of financial inclusion and education, as well as the tenth anniversary of the Credit Suisse EMEA Foundation, which has assisted 20,000 teachers and 2 million young people in the EMEA region. Furthermore, in response to the recommendations of the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD), Credit Suisse reported on its efforts in connection with climate-related risks and opportunities in its Annual Report.

The CRR also provided an update on the size of our impact investing business, which now includes over USD 7 billion of assets under administration7 and over USD 2 billion in client holdings. Assets invested according to sustainability criteria rose to over CHF 25 billion by the end of 2018.

In the first quarter of 2019 we began working with other banks to develop methodologies for the alignment of credit portfolios with the Paris Agreement. We also participated in consultations with policymakers on emerging sustainable finance regulation and continued to engage with investors and civil society representatives on sustainability issues.

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Media Release Zurich, April 24, 2019

Contact details

Adam Gishen, Investor Relations, Credit Suisse Tel: +41 44 333 71 49 Email: investor.relations@credit-suisse.com
James Quinn, Corporate Communications, Credit Suisse Tel: +41 844 33 88 44 E-mail: media.relations@credit-suisse.com
The Earnings Release and Presentation Slides for the first quarter 2019 are available to download from 7:00 CEST today at: https://www.credit-suisse.com/results

The 1Q19 Financial Report is scheduled to be released on May 3, 2019.

Presentation of 1Q19 results – Wednesday, April 24, 2019

Event	Analyst Call	Media Call
Time	08:15 Zurich 07:15 London 02:15 New York	10:15 Zurich 09:15 London 04:15 New York
Language	English	English with simultaneous German translation
Access	Switzerland: +41 44 580 48 67 Europe: +44 203 057 6528 US: +1 866 276 89 33 Reference: Credit Suisse analyst call Conference ID: 2974256 Please dial in 15 minutes before the start of the call
Switzerland: +41 44 580 48 67
Europe: +44 203 057 6528
US: +1 866 276 89 33

Reference: Credit Suisse media call

Conference ID English: 6277608
Conference ID German: 5499730

Please dial in 10 minutes before the start of the call

Q&A Session	Following the presentation, you will have the opportunity to ask the speakers questions	Following the presentation, you will have the opportunity to ask the speakers questions
Playback	Replay available approximately one hour after the event until Friday 3 May 2019, 13:45 CEST Switzerland: +41 44 580 40 26 Europe: +44 333 300 9785 US: +1 917 677 7532 Conference ID: 2974256	Replay available approximately one hour after the event Switzerland: +41 44 580 40 26 Europe: +44 333 300 9785 US: +1 917 677 7532 Conference ID English: 6277608 Conference ID German: 5499730

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Media Release Zurich, April 24, 2019

Footnotes

1 Source: Dealogic for the period ending March 31, 2019 (Americas and EMEA only)
2 Gross global revenues from advisory, debt and equity underwriting generated across all divisions
3 Source: Dealogic for the period ending March 31, 2019 (Global)
4 This includes Equity sales and trading as well as underwriting
5 This include Fixed Income sales and trading as well as underwriting
6 Source: Dealogic data (Americas and EMEA) and Thomson Reuters data for the period ending March 29, 2019
7 Assets in investment funds and vehicles administered by Credit Suisse

Abbreviations
APAC – Asia Pacific; AuM – assets under management; CHF – Swiss francs; CET1 – common equity tier 1; CRR – Corporate Responsibility Report; DVA - Debit valuation adjustments; EMEA – Europe, Middle East and Africa; FINMA – Swiss Financial Market Supervisory Authority; GAAP – Generally accepted accounting principles; GDP – Gross Domestic Product; GM – Global Markets; IBCM – Investment Banking & Capital Markets; IPO – Initial Public Offering; ITS – International Trading Solutions; IWM – International Wealth Management; M&A – mergers and acquisitions; NII – net interest income; NNA – net new assets; PTI – Pre-tax income; PB – Private Banking; PC – Private Clients; RoTE – Return on Tangible Equity; RWA – risk-weighted assets; SUB – Swiss Universal Bank; TCFD - Task Force on Climate-related Financial Disclosures; UHNW – ultra-high-net-worth; USD – US dollar; WM&C – Wealth Management & Connected

Important information
This Media Release contains select information from the full 1Q19 Earnings Release and 1Q19 Results Presentation slides that Credit Suisse believes is of particular interest to media professionals. The complete 1Q19 Earnings Release and 1Q19 Results Presentation slides, which have been distributed simultaneously, contain more comprehensive information about our results and operations for the reporting quarter, as well as important information about our reporting methodology and some of the terms used in these documents. The complete 1Q19 Earnings Release and 1Q19 Results Presentation slides are not incorporated by reference into this Media Release. Credit Suisse has not finalized its 1Q19 Financial Report and Credit Suisse’s independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the period. Accordingly, the financial information contained in this Media Release is subject to completion of quarter-end procedures, which may result in changes to that information.
Information referenced in this Media Release, whether via website links or otherwise, is not incorporated into this Media Release.
Until the end of 2018, the results of Credit Suisse Group comprised the results of our six reporting segments, including the Strategic Resolution Unit, and the Corporate Center. Core results excluded revenues and expenses from our Strategic Resolution Unit.
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The legacy portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center. Certain activities such as legacy funding costs and noncontrolling interest without significant economic interest, which were previously part of the Strategic Resolution Unit, have been moved into the Corporate Center.
Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation charges, real estate gains and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Return on tangible equity is based on tangible shareholders' equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.

Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.
Return on tangible equity is based on tangible shareholders’ equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. Tangible book value, a non-GAAP financial measure, is equal to tangible shareholders' equity. Tangible book value per share is a non-GAAP financial measure, which is calculated by dividing tangible shareholders' equity by total number of shares outstanding. Management believes that tangible shareholders' equity/tangible book value, return on tangible equity and tangible book value per share are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy. For end-1Q19, tangible equity excluded goodwill of CHF 4,807 million and other intangible assets of CHF 224 million from total shareholders’ equity of CHF 43,825 million as presented in our balance sheet. For end-1Q18, tangible equity excluded goodwill of CHF

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Media Release Zurich, April 24, 2019

4,667 million and other intangible assets of CHF 212 million from total shareholders’ equity of CHF 42,540 million as presented in our balance sheet. Shares outstanding were 2,507.8 million and 2,539.6 million at end-1Q19 and end-1Q18, respectively.

We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals.
In preparing this media release, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this media release may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.
Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by FINMA.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.
Margin calculations for APAC are aligned with the performance metrics of the Private Banking business and its related assets under management within the WM&C business in APAC. Assets under management and net new assets for APAC relate to the Private Banking business within the Wealth Management & Connected business.
Gross margin is calculated by dividing net revenues by average assets under management. Net margin is calculated by dividing income before taxes by average assets under management. Adjusted margins are calculated using adjusted results, applying the same methodology used to calculate gross and net margin.
References to Wealth Management mean SUB PC, IWM PB and APAC PB within WM&C or their combined results. References to Wealth Management-related mean SUB, IWM and APAC WM&C or their combined results.
References to global advisory and underwriting include global revenues from advisory, debt and equity underwriting generated across all divisions.
Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this Media Release.
In various tables, use of “–” indicates not meaningful or not applicable.

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Appendix
Key metrics
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Credit Suisse Group results (CHF million)
Net revenues	5,387	4,801	5,636	12	(4)
Provision for credit losses	81	59	48	37	69
Compensation and benefits	2,518	2,141	2,538	18	(1)
General and administrative expenses	1,413	1,569	1,508	(10)	(6)
Commission expenses	313	301	344	4	(9)
Restructuring expenses	–	136	144	–	–
Total other operating expenses	1,726	2,006	1,996	(14)	(14)
Total operating expenses	4,244	4,147	4,534	2	(6)
Income before taxes	1,062	595	1,054	78	1
Net income attributable to shareholders	749	259	694	189	8
Statement of operations metrics (%)
Return on regulatory capital	9.5	5.4	9.1	–	–
Balance sheet statistics (CHF million)
Total assets	793,636	768,916	809,052	3	(2)
Risk-weighted assets	290,098	284,582	271,015	2	7
Leverage exposure	901,814	881,386	932,071	2	(3)
Assets under management and net new assets (CHF billion)
Assets under management	1,431.3	1,347.3	1,379.9	6.2	3.7
Net new assets	35.8	0.5	25.0	–	43.2
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	12.6	12.6	12.9	–	–
CET1 leverage ratio	4.1	4.1	3.8	–	–
Look-through tier 1 leverage ratio	5.2	5.2	5.1	–	–

Swiss Universal Bank
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Results (CHF million)
Net revenues	1,379	1,373	1,431	0	(4)
of which Private Clients	742	740	762	0	(3)
of which Corporate & Institutional Clients	637	633	669	1	(5)
Provision for credit losses	29	26	34	12	(15)
Total operating expenses	800	849	834	(6)	(4)
Income before taxes	550	498	563	10	(2)
of which Private Clients	273	278	265	(2)	3
of which Corporate & Institutional Clients	277	220	298	26	(7)
Metrics (%)
Return on regulatory capital	17.1	15.7	17.9	–	–
Cost/income ratio	58.0	61.8	58.3	–	–
Private Clients
Assets under management (CHF billion)	210.7	198.0	206.7	6.4	1.9
Net new assets (CHF billion)	3.3	(1.1)	2.7	–	–
Gross margin (annualized) (bp)	143	144	147	–	–
Net margin (annualized) (bp)	53	54	51	–	–
Corporate & Institutional Clients
Assets under management (CHF billion)	395.9	348.7	352.0	13.5	12.5
Net new assets (CHF billion)	27.6	2.1	3.8	–	–
International Wealth Management
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Results (CHF million)
Net revenues	1,417	1,402	1,403	1	1
of which Private Banking	1,019	942	1,043	8	(2)
of which Asset Management	398	460	360	(13)	11
Provision for credit losses	10	16	(1)	(38)	–
Total operating expenses	884	976	920	(9)	(4)
Income before taxes	523	410	484	28	8
of which Private Banking	402	298	401	35	0
of which Asset Management	121	112	83	8	46
Metrics (%)
Return on regulatory capital	35.4	28.9	35.7	–	–
Cost/income ratio	62.4	69.6	65.6	–	–
Private Banking
Assets under management (CHF billion)	356.4	357.5	369.7	(0.3)	(3.6)
Net new assets (CHF billion)	1.3	0.5	5.5	–	–
Gross margin (annualized) (bp)	113	103	114	–	–
Net margin (annualized) (bp)	45	33	44	–	–
Asset Management
Assets under management (CHF billion)	404.5	388.7	391.2	4.1	3.4
Net new assets (CHF billion)	(0.5)	0.7	9.0	–	–

Asia Pacific
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Results (CHF million)
Net revenues	854	677	991	26	(14)
of which Wealth Management & Connected	565	506	663	12	(15)
of which Markets	289	171	328	69	(12)
Provision for credit losses	17	8	10	113	70
Total operating expenses	654	632	747	3	(12)
Income before taxes	183	37	234	395	(22)
of which Wealth Management & Connected	170	138	205	23	(17)
of which Markets	13	(101)	29	–	(55)
Metrics (%)
Return on regulatory capital	13.5	2.7	16.9	–	–
Cost/income ratio	76.6	93.4	75.4	–	–
Wealth Management & Connected – Private Banking
Assets under management (CHF billion)	219.0	201.7	199.1	8.6	10.0
Net new assets (CHF billion)	5.0	1.2	6.2	–	–
Gross margin (annualized) (bp)	75	70	92	–	–
Net margin (annualized) (bp)	25	19	34	–	–

Global Markets
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Results (CHF million)
Net revenues	1,472	965	1,546	53	(5)
Provision for credit losses	11	5	4	120	175
Total operating expenses	1,179	1,153	1,247	2	(5)
Income/(loss) before taxes	282	(193)	295	–	(4)
Metrics (%)
Return on regulatory capital	8.9	(6.2)	8.5	–	–
Cost/income ratio	80.1	119.5	80.7	–	–
Investment Banking & Capital Markets
	in / end of			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Results (CHF million)
Net revenues	356	475	528	(25)	(33)
Provision for credit losses	8	5	1	60	–
Total operating expenses	441	365	468	21	(6)
Income/(loss) before taxes	(93)	105	59	–	–
Metrics (%)
Return on regulatory capital	(10.6)	12.4	8.1	–	–
Cost/income ratio	123.9	76.8	88.6	–	–
Global advisory and underwriting revenues
	in			% change
	1Q19	4Q18	1Q18	QoQ	YoY
Global advisory and underwriting revenues (USD million)
Global advisory and underwriting revenues	769	761	1,106	1	(30)
of which advisory and other fees	171	308	251	(44)	(32)
of which debt underwriting	460	368	616	25	(25)
of which equity underwriting	138	85	239	62	(42)

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility and interest rate fluctuations and developments affecting interest rate levels;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2019 and beyond;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets and financial goals;
■ the ability of counterparties to meet their obligations to us;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
■ political and social developments, including war, civil unrest or terrorist activity;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2018.

 Tidjane Thiam, Chief Executive OfficerDavid Mathers, Chief Financial OfficerApril 24, 2019  Credit SuisseFirst Quarter 2019 Results

 Disclaimer  2  April 24, 2019  Credit Suisse has not finalized its 1Q19 Financial Report and Credit Suisse’s independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the period. Accordingly, the financial information contained in this presentation is subject to completion of quarter-end procedures, which may result in changes to that information.This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 and in the “Cautionary statement regarding forward-looking information" in our 1Q19 Earnings Release, published on April 24, 2019 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation in the Appendix, which is available on our website at www.credit-suisse.com.Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation charges, real estate gains and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Return on Tangible Equity is based on tangible shareholders' equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.Statement regarding capital, liquidity and leverageCredit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by FINMA.Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

 Earnings Review  3  April 24, 2019

Key messages

1 Solid performance in a challenging market environment

- Grown net income to CHF 749 mn - highest quarterly result in last three years
- Delivered 10th consecutive quarter of YoY positive operating leverage

2 Resilient performance in Wealth Management

- Achieved record Assets under Management of CHF 786 bn[1]
- Making progress in delivering institutional quality solutions to UHNW with ITS

3 Executing with discipline in Global Markets

- Improved return on regulatory capital† to 9%

4 Focused on delivering shareholder value

- Growing Tangible Book Value per Share
- Launched share buyback program

† See Appendix
1 Relating to SUB PC, IWM PB and APAC PB within WM&C

CREDIT SUISSE
April 24, 2019
4

We delivered Group pre-tax income of CHF 1,062 mn in 1Q19 – the highest quarterly level since 2Q15…


Group pre-tax income
in CHF mn
1,062
1,054
670
-484
1,052
582
199
671
400
222
595
141
-2,203
'16 '17 '18 '19
1Q
'16 '17 '18
2Q
'16 '17 '18
3Q
'16 '17 '18
4Q

CREDIT SUISSE
April 24, 2019
5

   …and have continued to grow our net income in 1Q19  6  April 24, 2019  Group net incomeattributable to shareholdersin CHF mn  Return on tangible equity‡based on CHF  8%  8%  7%  -3%  ‡ RoTE is a non-GAAP financial measure, see Appendix

   We operated in a challenging market environment  7  April 24, 2019  ECM street fees1in USD bn  -47%  603        -40%    -25%  -24%  EMEA Equities street trading volumes3average daily turnover, in USD bn  1 Source: Dealogic as of March 31, 2019. Includes Americas and EMEA 2 Includes High Yield bonds and Leveraged Loans 3 Source: Credit Suisse estimates based on European exchanges data 4 Source: Bloomberg as of March 31, 2019. Relating to APAC excluding China  LevFin street issuance volumes1,2 in USD bn  APAC Equities street trading volumes4 average daily turnover, in USD bn  361

 8  April 24, 2019  We delivered our 10th consecutive quarter of YoY positive operating leverage  Group net revenuesin CHF mn  Group operating expensesin CHF mn  -4%  -6%

   9  April 24, 2019  We have maintained a stable capital position whilst investing in our business and launching our share buyback program  CET1 ratio      1  2  Launched share buyback program    CHF 261 mnof shares repurchased  1 SUB, IWM, APAC WM&C, IBCM 2 Global Markets, APAC Markets and Corporate Center

 10  April 24, 2019  We are growing TBVPS      Tangible book value per share‡in CHF  +4%  Increase intangible book value‡    CHF +1.1 bn  Note: Tangible book value and tangible book value per share are non-GAAP financial measures ‡ See Appendix

   11  April 24, 2019  During the period of market dislocation, our Wealth Management revenues have remained resilient…  SUB, IWM and APAC PB1net revenues2in CHF mn  Net interest income and recurring commissions & fees  Transaction- & performance-based  3,289  +3%  -3%  3,194  -3%  1 APAC PB within WM&C 2 Totals include other revenues of CHF 56 mn in 1Q18 and CHF 11 mn in 1Q19

…our AuM rebounded to record levels…



Wealth Management[1] AuM
in CHF bn
Relevant AuM base for 1Q19 revenues
Record AuM
764
760
757
738
767
781
786
September 2018[2]
October 2018[2]
November 2018[2]
December 2018[2]
January 2019[2,3]
February 2019[3]
March 2019
-3%
+6%

1 Relating to SUB PC, IWM PB and APAC PB within WM&C 2 Due to AuM policy update in 1Q19, respective totals for September to November 2018 exclude ~CHF 21 bn and totals for December 2018 and January 2019 exclude ~CHF 19 bn of AuM reclassified to AuC 3 This information has been derived from management accounts, is preliminary in nature, and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements for the first quarter of 2019. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results

CREDIT SUISSE
April 24, 2019
12

 13  April 24, 2019  …we have continued to attract net new assets during the quarter…  Wealth Management1 NNAin CHF bn  2  NNA growth rateannualized  5%  1 Relating to SUB PC, IWM PB and APAC PB within WM&C 2 APAC PB within WM&C

…the growth in our transaction revenues was powered by a number of landmark transactions in ITS…

Selected ITS landmark transactions in 1Q19

Northern Europe	Switzerland	Brazil
Financing extension	SMI Maximizer – flow EqD product distributed in PB	Exclusive structured note in partnership with leading asset manager
USD 2.2 bn notional	**USD ~175 mn**	**USD ~650 mn** notional

1Q19 YoY performance
in USD terms

Net revenues

+23%

(1Q18 YoY: +11%)

CREDIT SUISSE
April 24, 2019 14

 …a continuing and growing flow of ITS transactions with a strong pipeline, increasingly becoming a differentiator…  15  April 24, 2019  4Q17  4Q18  1Q18  1Q19  Revenues associated withkey ITS transactions forPrivate Banking clients1in CHF terms, indexed to 100%  Note: This information has been derived from management accounts, is preliminary in nature, has not been reviewed by our independent registered public accounting firm and is subject to change1 Relating to SUB and IWM

   16  April 24, 2019  …and our Wealth Management profits have proven stable overall  Wealth Management-related1 pre-tax incomein CHF mn  -1%  1,252  1,243  SUB  IWM  APAC WM&C  1 Relating to SUB, IWM and APAC WM&C

   17  April 24, 2019  At our 2018 Investor Day, we presented a path to improving our returns in Global Markets…  As per 2018 Investor Day

   18  April 24, 2019  …we are executing on this strategy…  -10%  Global Markets net revenuesin USD mn  1,6421  1,4781  Fixed Income2  Equities2  -13%  -3%      9%  1Q19 RoRC†      Global Markets leverage exposurein USD bn  296  260  -12%  † See Appendix1 Totals include Other revenues of USD -97 mn in 1Q18 and USD -99 mn in 1Q19, respectively 2 Includes sales and trading and underwriting

   19  April 24, 2019  …and our performance across Investment Banking has been resilient in a challenging market environment  Investment Banking revenues 1Q19 YoYin USD terms    Global Markets  IBCM  APAC  Total Investment Banking  +4%  EquitySales & Trading  -  -23%  -5%  Fixed IncomeSales & Trading  -2%  -  +2%  -2%  Advisory & Underwriting  -54%  -36%2  -24%3  -39%  1 Includes Other revenues of USD -97 mn in 1Q18 and USD -99 mn in 1Q19, respectively 2 Includes Other revenues of USD -3 mn in 1Q18 and USD -27 mn in 1Q19, respectively 3 Relating to Advisory, Underwriting and Financing. Converted to USD at quarter end average rates  Total  -10%1 1,478 mn  -36%2 357 mn  -19%459 mn  -17%2,294 mn

   Current trading and outlook  20  April 24, 2019

We have a strong pipeline of announced transactions

Selected completed and announced global transactions year-to-date
Deal value and Credit Suisse role

M&A	Chevron	Acquisition of Anadarko Petroleum	USD 50 bn	Financial Advisor to Chevron
	worldpay	Merger with FIS	USD 43 bn	Exclusive Financial Advisor to Worldpay
	Mellanox Technologies	Sale to Nvidia	USD 7 bn	Financial Advisor to Mellanox
ECM	lyft	IPO	USD 3 bn	Active Bookrunner
	nexi	IPO	USD 2 bn	Joint Global Coordinator
	STADLER	IPO	USD 1.4 bn	Lead Left & Joint Global Coordinator
Lev Fin	Johnson Controls Power Solutions	Cross-border acquisition financing	USD 11 bn	Lead Left & Joint Bookrunner
DCM	Lilly	Senior unsecured notes	USD 5 bn	Joint Active Bookrunner
	DELL Technologies	Senior secured bonds	USD 5 bn	Joint Active Bookrunner

CREDIT SUISSE April 24, 2019 21

   22  April 24, 2019  After a difficult start to the year, we have been enjoying improving revenue momentum with March 2019 being the 2nd highest revenue month in the past 39 months  Group revenuesin CHF terms, indexed to 1001    1 Indexed to January 2018 revenues

 23  Summary  April 24, 2019  Solid performance in a challenging market environmentResilient performance in Wealth ManagementExecuting with discipline in Global MarketsGrowing TBVPS and executing on our share buyback of at least CHF 1 bn in 2019Cautiously optimistic on 2Q19  1  1 Subject to market and economic conditions

 Detailed Financials  24  April 24, 2019

 Results Overview  Note: Adjusted results and RoTE are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix ‡ See Appendix1 Includes SUB, IWM and APAC WM&C 2 Includes Global Markets and APAC Markets  25  April 24, 2019  Credit Suisse Group in CHF mn unless otherwise specified  1Q19  4Q18  1Q18  Δ 4Q18  Δ 1Q18  Net revenues  5,387  4,801  5,636  12%  -4%  o/w Wealth Management-related1  3,361  3,281  3,497  2%  -4%  o/w IBCM in USD mn  357  476  559  -25%  -36%  o/w Markets activities2 in USD mn  1,769  1,139  1,990  55%  -11%  Provision for credit losses  81  59  48      Total operating expenses  4,244  4,147  4,534  2%  -6%  Pre-tax income  1,062  595  1,054  78%  1%  Income tax expense  313  340  362      Effective tax rate  29%  57%  34%      Net income attributable to shareholders  749  259  694  189%  8%  Return on tangible equity‡  7.8%  2.7%  7.6%      Diluted earnings per share in CHF  0.29  0.10  0.26  190%  12%              Adjusted results            Net revenues  5,357  4,786  5,562  12%  -4%  Total operating expenses  4,203  3,881  4,305  8%  -2%  Pre-tax income  1,073  846  1,209  27%  -11%

 CET1 ratio at 12.6% and Tier 1 leverage ratio at 5.2%  26  April 24, 2019  1 Includes internal model & parameter updates 2 Includes methodology & policy changes and external model & parameter updates3 RWA increase from the change in US GAAP lease accounting, net of relating CET1 capital benefit of CHF 178 mn, is CHF 1.8 bn 4 Includes SUB, IWM and APAC  Basel III RWA in CHF bn  285  2  -1  5  290  Leverage exposure in CHF bn  881  6  902  1  2  12.6%  12.6%  CET1 ratio  4.1%  4.1%  CET1 leverage ratio  5.2%  5.2%  Tier 1 leverage ratio      Key messagesCET1 ratio of 12.6%, maintaining level of end-2018CET1 leverage ratio of 4.1% and Tier 1 leverage ratio of 5.2%, stable compared to year-end 2018Repurchased CHF 261 mn of shares at an average price of CHF 12.27Dividend accrued in line with policyRisk-weighted assetsRegulatory driven RWA increase reflects CHF 3.2 bn3 from the change in US GAAP lease accounting (with the impact to our CET1 ratio partially offset by a related increase in CET1 capital) as well as CHF 2.1 bn FINMA mandated model and parameter updatesLeverage exposureTier 1 leverage ratio remained stable at 5.2% despite a business-driven increase of CHF 11 bn in 1Q19, including growth in Wealth Management-focused divisions4      11  3

 27  April 24, 2019  Further reduction in underlying cost base;significant benefits from end of restructuring  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Adjustments include major litigation provisions, restructuring expenses and expenses related to business and real estate sales  Total operating expenses in CHF bn          5.0  4.8  4.5  4.2  Adjusted totaloperating expenses  Adjustments1

Delivery on structural measures drives improvement in RoTE, offsetting adverse first quarter revenues

Return on tangible equity‡ development
based on CHF



7.6%
1.1%
1.3%
0.7%
0.2%
o/w +0.5% tax benefit
10.9%
0.6%
-3.7%
-3.1%
7.8%
1Q18
ARU run-off 1
Lower funding costs 2
Restructuring expenses 3
Tax, litigation & Other 4
1Q19 before cost measures & lower revenues
Productivity & cost savings 5
Revenue decline 5, 6
1Q19

‡ RoTE is a non-GAAP financial measure, see Appendix 1 Excludes restructuring and litigation expenses and lower funding costs 2 Includes impact from funding cost savings in the ARU 3 Includes expenses related to real estate disposals 4 Includes provision for credit losses, fair value gains / losses from debit valuation adjustments (DVA) on deferred compensation and impact from higher average tangible shareholders' equity 5 Based on constant average 2018 FX rates 6 Excludes impact from ARU run-off on revenues before funding costs

CREDIT SUISSE April 24, 2019 28

Swiss Universal Bank

Record NNA in both businesses and continued strong return on capital

Key financials

in CHF mn	1Q19	4Q18	1Q18	Δ 1Q18
Net revenues	1,379	1,373	1,431	-4%
Adjusted net revenues	1,349	1,367	1,394	-3%
Provision for credit losses	29	26	34	
Total operating expenses	800	849	834	-4%
Adjusted total operating expenses	790	793	806	-2%
Pre-tax income	**550**	**498**	**563**	-2%
Adjusted pre-tax income	**530**	**548**	**554**	-4%
Cost/income ratio	**58%**	**62%**	**58%**	
Return on regulatory capital†	**17%**	**16%**	**18%**	

Key metrics

in CHF bn		1Q19	4Q18	1Q18	Δ 1Q18
PC	Net margin in bps	53	54	51	2
PC	Net new assets	3.3	-1.1	2.7	
PC	Mandate penetration	33%	31%	32%	
	Net loans	170	168	167	2%
	Risk-weighted assets	77	76	71	9%
	Leverage exposure	259	255	247	5%

Key messages

- PTI of CHF 550 mn, down slightly with the focus on cost discipline mitigating revenue declines
- Net revenue decline driven by weaker recurring revenues due to a lower asset base at the end of last quarter; net interest income was adversely affected by yield curve movements; transaction-based revenue decline from lower client activity, compared to a very strong 1Q18, partially offset by higher ITS revenues
- Operating expenses down 4% leading to a cost/income ratio of 58%
- Record AuM of CHF 607 bn with strong NNA and a rebound in markets

Private Clients

- Net revenues down 3% mainly driven by the impact of yield curve movements on our net interest income and low client activity
- Strong NNA of CHF 3.3 bn, representing highest quarterly result to date with contributions from all businesses

Corporate & Institutional Clients

- Net revenues down 5% mainly driven by lower recurring revenues, partially offset by increase in net interest income from continued deposit repricing measures and higher ITS revenues
- Strong NNA of CHF 27.6 bn with continuous positive momentum in pension funds, including one large inflow of ~CHF 23 bn
- Several landmark transactions announced in Swiss investment banking business

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See under 'Notes' in the Appendix

CREDIT SUISSE April 24, 2019 29

International Wealth Management
Record PTI of CHF 523 mn with return on capital of 35%

Key financials

in CHF mn	1Q19	4Q18	1Q18	Δ 1Q18
Net revenues	1,417	1,402	1,403	1%
Adjusted net revenues	1,417	1,376	1,367	4%
Provision for credit losses	10	16	-1	
Total operating expenses	884	976	920	-4%
Adjusted total operating expenses	901	896	894	1%
Pre-tax income	**523**	**410**	**484**	8%
Adjusted pre-tax income	**506**	**464**	**474**	7%
Cost/income ratio	**62%**	**70%**	**66%**	
Return on regulatory capital†	**35%**	**29%**	**36%**	

Key metrics

	in CHF bn	1Q19	4Q18	1Q18	Δ 1Q18
PB	Net margin in bps	45	33	44	1
PB	Net new assets	1.3	0.5	5.5	
PB	Number of RM	1,150	1,110	1,130	2%
PB	Net loans	53	52	51	3%
	Net new assets AM	-0.5	0.7	9.0	
	Risk-weighted assets	43	40	38	13%
	Leverage exposure	101	99	94	7%

Key messages

- Strong start to the year with record quarterly net revenues and PTI since 2015
- Private Banking transaction-based revenues also reflect further development of our collaboration with ITS
- Further operating leverage leading to a cost/income ratio of 62%

Private Banking

- PTI of CHF 402 mn stable vs. 1Q18 and up 35% vs. 4Q18 with net margin up 1 bp to 45 bps
- Broadly stable net revenues with higher transaction- and performance-based revenues from targeted client engagement
- Operating expenses down 6% with a cost/income ratio of 60%
- NNA totaled CHF 1.3 bn with solid growth in HNW segment and a recovery of flows in Europe and muted flows in UHNW in emerging markets

Asset Management

- PTI of CHF 121 mn up 46% vs. 1Q18 and up 8% vs. 4Q18
- 11% higher net revenues and stable total operating expenses
- Revenue growth driven by 40% higher investment and partnership income while management fees grew 2% at a stable recurring fee margin
- NNA of CHF -0.5 bn with inflows of CHF 2.0 bn into traditional investments, primarily offset by outflows from emerging market JVs

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See under 'Notes' in the Appendix

CREDIT SUISSE April 24, 2019 30

Asia Pacific

Resilient performance in difficult markets; record AuM

Key financials

in CHF mn	1Q19	4Q18	1Q18	Δ 1Q18
Net revenues	854	677	991	-14%
Provision for credit losses	17	8	10	
Total operating expenses	654	632	747	-12%
Adjusted total operating expenses	654	605	693	-6%
Pre-tax income	**183**	**37**	**234**	-22%
Adjusted pre-tax income	**183**	**64**	**288**	-36%
Cost/income ratio	**77%**	**93%**	**75%**	
Return on regulatory capital†	**13%**	**3%**	**17%**	

Key metrics

	in CHF bn	1Q19	4Q18	1Q18	Δ 1Q18
PB[1]	Net margin in bps	25	19	34	-9
PB[1]	Net new assets	5.0	1.2	6.2	
PB[1]	Number of RM	600	580	600	-
PB[1]	Assets under management	219	202	199	10%
	Net loans	45	44	45	-
	Risk-weighted assets	38	37	34	12%
	Leverage exposure	111	106	116	-4%

Key messages

- 1Q19 PTI of CHF 183 mn down 22% vs. 1Q18, but substantially improved from 4Q18
- Created Asia Pacific Trading Solutions (ATS) in April to capitalize on the significant opportunity we see across the APAC region and further build on the success of ITS
- Continued expense discipline across the division
- NNA of CHF 5.0 bn, with AuM increasing to a record CHF 219 bn

Wealth Management & Connected (WM&C)

- Private Banking revenues declined by 13% compared to 1Q18, primarily due to a 22% decline in transaction-based revenues; net interest income also adversely affected by cumulative de-leveraging in 2018
- Strong performance in Financing offset by weaker M&A and equity underwriting performance

Markets[2]

- Equity revenues adversely affected by weakness in trading volumes across Asian markets; sales and trading revenues reduced by 23%
- Fixed income revenues broadly stable compared to 1Q18 with stronger credit performance offsetting weakness in emerging market rates

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See under 'Notes' in the Appendix 1 APAC PB within WM&C 2 All references under key messages for Markets are based on USD

CREDIT SUISSE April 24, 2019 31

Investment Banking & Capital Markets
Low client activity amid adverse market conditions

Key financials

in USD mn	1Q19	4Q18	1Q18	Δ 1Q18
Net revenues	357	476	559	-36%
Provision for credit losses	8	5	1	
Total operating expenses	443	365	496	-11%
Adjusted total operating expenses	436	357	464	-6%
Pre-tax income/loss (-)	**-94**	**106**	**62**	n/m
Adjusted pre-tax income/loss (-)	**-87**	**114**	**94**	n/m
Cost/income ratio	**124%**	**77%**	**89%**	
Return on regulatory capital†	**n/m**	**12%**	**8%**	

Key metrics

in USD bn	1Q19	4Q18	1Q18	Δ 1Q18
Risk-weighted assets	25	25	22	14%
Leverage exposure	42	41	41	4%

Global advisory and underwriting revenues[1]

in USD mn	1Q19	4Q18	1Q18	Δ 1Q18
Global advisory and underwriting revenues	769	761	1,106	-30%

Key messages

- Performance driven by lower market activity, with Street fees[2] in debt and equity underwriting down 9% and 43%, respectively, impacted by the US government shutdown, investor concerns over slowing GDP and the geopolitical environment in all of our major markets
- Net revenues of USD 357 mn down 36%, driven by lower equity and debt underwriting activity (leveraged finance Street fees[2] down 20%YoY) and fewer M&A completions, as well as MTM changes in our corporate lending portfolio reflecting tightening of credit spreads during 1Q19
- Operating expenses down 11% as a result of the completion of our restructuring and lower fixed and variable compensation
- RWA up 14% primarily driven by an increase in the corporate lending portfolio and methodology changes
- Global advisory and underwriting revenues down 30% driven by the lower Street[3] activity across all regions

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See under 'Notes' in the Appendix 1 Gross global revenues from advisory, debt and equity underwriting generated across all divisions 2 Source: Dealogic for the period ending March 31, 2019 (Americas and EMEA only) 3 Source: Dealogic for the period ending March 31, 2019 (Global)

CREDIT SUISSE April 24, 2019 32

Global Markets

Resilient results supported by further growth in ITS

Key financials

in USD mn	1Q19	4Q18	1Q18	Δ 1Q18
Equities[1]	571	386	588	-3%
Fixed Income[1]	1,006	687	1,151	-13%
Other[2]	-99	-107	-97	
Net revenues	1,478	966	1,642	-10%
Provision for credit losses	11	4	4	
Total operating expenses	1,184	1,158	1,325	-11%
Adjusted total operating expenses	1,176	1,079	1,281	-8%
Pre-tax income/loss (-)	**283**	**-196**	**313**	**-10%**
Adjusted pre-tax income/loss (-)	**291**	**-117**	**357**	-18%
Cost/income ratio	**80%**	**120%**	**81%**	
Return on regulatory capital†	**9%**	**n/m**	**9%**	

Key metrics

in USD bn	1Q19	4Q18	1Q18	Δ 1Q18
Risk-weighted assets	58	60	61	-4%
Leverage exposure	260	249	296	-12%

Key messages

- Resilient 1Q19 PTI of USD 283 mn with a stable return on regulatory capital† at 9% driven by continued successful execution of our strategic initiatives – growth in ITS, reduced funding costs, benefits of efficiency initiatives and disciplined resource allocation – amid difficult market conditions
- Strong ITS revenues, up 23%, highlighting further development of our collaboration with wealth management across fixed income and equities
- Flat sales and trading revenues in a depressed environment driven by strength in equity derivatives, solid prime services revenues and stable results in fixed income
- Primary revenues declined due to the market-wide weakness in both equity underwriting and credit issuance, particularly at the start of the quarter

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † See under 'Notes' in the Appendix 1 Includes sales and trading and underwriting 2 Other revenues include treasury funding costs and the impact of collaboration with other divisions, in particular with respect to the ITS franchise

CREDIT SUISSE April 24, 2019 33

 Summary  34  April 24, 2019

 35  Summary  April 24, 2019  Solid performance in a challenging market environmentResilient performance in Wealth ManagementExecuting with discipline in Global MarketsGrowing TBVPS and executing on our share buyback of at least CHF 1 bn in 2019Cautiously optimistic on 2Q19  1  1 Subject to market and economic conditions

 Appendix  36  April 24, 2019

 Overview of Credit Suisse 1Q19 results  37  April 24, 2019  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this Appendix. 1Q19 avg. USD/CHF = 1.00; 4Q18 avg. USD/CHF = 1.00; 1Q18 avg. USD/CHF = 0.941 SRU program completed. Residual portfolio is now managed in the ARU (within the Corporate Center) as of January 1, 2019  Pre-tax income    Reported           Adjusted        in CHF mn unless otherwise specified    1Q19  4Q18  1Q18  Δ 1Q18    1Q19  4Q18  1Q18  Δ 1Q18  SUB     550  498  563  -2%    530  548  554  -4%  IWM    523  410  484  8%    506  464  474  7%  APAC    183  37  234  -22%    183  64  288  -36%  IBCM in USD mn    -94  106  62  n/m    -87  114  94  n/m  Global Markets in USD mn    283  -196  313  -10%    291  -117  357  -18%  Corporate Center    -383  35  -172  n/m    -350  53  -171  n/m  SRU1 in USD mn    -  -297  -434  -    -  -282  -382  -  Group    1,062  595  1,054  1%    1,073  846  1,209  -11%  RWA in CHF bn    290  285  271                  CET1 ratio    12.6%  12.6%  12.9%              Leverage exposure in CHF bn    902  881  932              Tier 1 leverage ratio    5.2%  5.2%  5.1%

Swiss Universal Bank
Private Clients and Corporate & Institutional Clients

Private Clients Key financials

in CHF mn	1Q19	4Q18	1Q18	Δ 1Q18
Net interest income	412	440	428	-4%
Recurring commissions & fees	199	209	206	-3%
Transaction-based	101	85	109	-7%
Other revenues	30	6	19	
Net revenues	742	740	762	-3%
Adjusted net revenues	712	734	743	-4%
Provision for credit losses	11	-4	10	
Total operating expenses	458	466	487	-6%
Adjusted total operating expenses	451	456	465	-3%
Pre-tax income	**273**	**278**	**265**	3%
Adjusted pre-tax income	**250**	**282**	**268**	-7%
Cost/income ratio	**62%**	**63%**	**64%**	

Key metrics

in CHF bn	1Q19	4Q18	1Q18	Δ 1Q18
Net margin in bps	53	54	51	2
Net new assets	3.3	-1.1	2.7	
Mandate penetration	33%	31%	32%	
Assets under management	211	198	207	2%
Number of RM	1,280	1,260	1,310	-2%

Corporate & Institutional Clients Key financials

in CHF mn	1Q19	4Q18	1Q18	Δ 1Q18
Net interest income	307	320	303	1%
Recurring commissions & fees	160	160	174	-8%
Transaction-based	187	163	190	-2%
Other revenues	-17	-10	2	
Net revenues	637	633	669	-5%
Adjusted net revenues	637	633	651	-2%
Provision for credit losses	18	30	24	
Total operating expenses	342	383	347	-1%
Adjusted total operating expenses	339	337	341	-1%
Pre-tax income	**277**	**220**	**298**	-7%
Adjusted pre-tax income	**280**	**266**	**286**	-2%
Cost/income ratio	**54%**	**61%**	**52%**	

Key metrics

in CHF bn	1Q19	4Q18	1Q18	Δ 1Q18
Net new assets	27.6	2.1	3.8	
Assets under management	396	349	352	12%
Number of RM	520	520	540	-4%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this Appendix

CREDIT SUISSE April 24, 2019 38

International Wealth Management
Private Banking and Asset Management

Private Banking Key financials

in CHF mn	1Q19	4Q18	1Q18	Δ 1Q18
Net interest income	370	404	388	-5%
Recurring commissions & fees	295	305	307	-4%
Transaction- and perf.-based	354	229	311	14%
Other revenues	0	4	37	
Net revenues	1,019	942	1,043	-2%
Adjusted net revenues	1,019	940	1,006	1%
Provision for credit losses	10	16	-1	
Total operating expenses	607	628	643	-6%
Adjusted total operating expenses	626	603	625	-
Pre-tax income	**402**	**298**	**401**	-
Adjusted pre-tax income	**383**	**321**	**382**	-
Cost/income ratio	**60%**	**67%**	**62%**	

Key metrics

in CHF bn	1Q19	4Q18	1Q18	Δ 1Q18
Net margin in bps	45	33	44	1
Net new assets	1.3	0.5	5.5	
Assets under management	356	358	370	-4%
Mandate penetration	34%	32%	31%	
Net loans	53	52	51	3%
Number of RM	1,150	1,110	1,130	2%

Asset Management Key financials

in CHF mn	1Q19	4Q18	1Q18	Δ 1Q18
Management fees	266	275	260	2%
Performance & placement rev.	30	38	27	11%
Investment & partnership inc.	102	147	73	40%
Net revenues	398	460	360	11%
Adjusted net revenues	398	436	361	10%
Total operating expenses	277	348	277	-
Adjusted total operating expenses	275	293	269	2%
Pre-tax income	**121**	**112**	**83**	46%
Adjusted pre-tax income	**123**	**143**	**92**	34%
Cost/income ratio	**70%**	**76%**	**77%**	

Key metrics

in CHF bn	1Q19	4Q18	1Q18	Δ 1Q18
Net new assets	-0.5	0.7	9.0	
Assets under management	405	389	391	3%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this Appendix

CREDIT SUISSE
April 24, 2019
39

Asia Pacific
Wealth Management & Connected and Markets

Wealth Management & Connected Key financials

in CHF mn	1Q19	4Q18	1Q18	Δ 1Q18
Private Banking	398	358	455	-13%
Adv., Underwr. and Financing	167	148	208	-20%
Net revenues	565	506	663	-15%
Provision for credit losses	17	9	9	
Total operating expenses	378	359	449	-16%
Adjusted total operating expenses	378	348	398	-5%
Pre-tax income	**170**	**138**	**205**	-17%
Adjusted pre-tax income	**170**	**149**	**256**	-34%
Cost/income ratio	**67%**	**71%**	**68%**	
Return on regulatory capital†	**18%**	**16%**	**29%**	
Risk-weighted assets in CHF bn	28	26	21	34%
Leverage exposure in CHF bn	63	61	60	6%

Private Banking[1] revenue details

in CHF mn	1Q19	4Q18	1Q18	Δ 1Q18
Net interest income	146	156	159	-8%
Recurring commissions & fees	107	93	111	-4%
Transaction-based revenues	145	108	185	-22%
Other revenues	-	1	-	
Net revenues	398	358	455	-13%

Markets Key financials

in USD mn	1Q19	4Q18	1Q18	Δ 1Q18
Equity sales & trading	199	170	258	-23%
Fixed income sales & trading	92	3	90	2%
Net revenues	291	173	348	-16%
Provision for credit losses	-	-1	2	
Total operating expenses	278	275	315	-12%
Adjusted total operating expenses	278	259	312	-11%
Pre-tax income/loss (-)	**13**	**-101**	**31**	-58%
Adjusted pre-tax income/loss (-)	**13**	**-85**	**34**	-62%
Cost/income ratio	**96%**	**159%**	**91%**	
Return on regulatory capital†	**2%**	**n/m**	**4%**	
Risk-weighted assets in USD bn	10	11	13	-26%
Leverage exposure in USD bn	48	46	59	-19%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this Appendix † See under 'Notes' at the end of this Appendix 1 APAC PB within WM&C

CREDIT SUISSE April 24, 2019 40

Wealth Management businesses

NNA generation

APAC PB[1] NNA in CHF bn


6.2
3.4
6.4
1.2
5.0
1Q18
2Q18
3Q18
4Q18
1Q19

NNA growth (annualized)

1Q18	2Q18	3Q18	4Q18	1Q19
13%	7%	12%	2%	**10%**

IWM PB NNA in CHF bn


5.5
5.2
3.0
0.5
1.3
1Q18
2Q18
3Q18
4Q18
1Q19

NNA growth (annualized)

1Q18	2Q18	3Q18	4Q18	1Q19
6%	6%	3%	1%	**1%**

SUB PC NNA in CHF bn


2.7
0.5
0.9
-1.1
3.3
1Q18
2Q18
3Q18
4Q18
1Q19

NNA growth (annualized)

1Q18	2Q18	3Q18	4Q18	1Q19
5%	1%	2%	-2%	**7%**

1 APAC PB within WM&C

CREDIT SUISSE
April 24, 2019
41

 Wealth Management businessesNet and gross margins  Note: For details on calculations see under ‘Notes’ at the end of this Appendix 1 APAC PB within WM&C  IWM PB Net margin in bps  Gross margin in bps  SUB PC Net margin in bps  Gross margin in bps  366  360  366  372  369  208  207  205  208  210  401  402  298  347  287  265  273  278  268  249  1,043  1,019  942  992  913  762  742  740  757  730  1Q18  1Q19  3Q18  2Q18  4Q18  1Q18  1Q19  3Q18  2Q18  4Q18  1Q18  1Q19  3Q18  2Q18  4Q18  1Q18  1Q19  3Q18  2Q18  4Q18  APAC PB1 Net margin in bps  1Q18  1Q19  3Q18  Gross margin in bps  2Q18  4Q18  198  212  206  Average AuM in CHF bn  205  204  170  131  97  Pre-tax income in CHF mn  148  133  455  398  358  Net revenues in CHF mn  412  387  1Q18  1Q19  3Q18  2Q18  4Q18  42  April 24, 2019

Corporate Center

Corporate Center Key financials

in CHF mn	1Q19	4Q18	1Q18
Treasury results	-118	132	-109
Asset Resolution Unit	-35	-	-
Other	62	-48	49
Net revenues	-91	84	-60
Adjusted net revenues	-91	101	-60
Provision for credit losses	6	-	-
Compensation and benefits	130	-64	55
G&A expenses	140	107	37
Commission expenses	16	5	19
Restructuring expenses	-	1	1
Total other operating expenses	156	113	57
Total operating expenses	286	49	112
Adjusted total operating expenses	253	48	111
Pre-tax income/loss (-)	**-383**	**35**	**-172**
Adjusted pre-tax income/loss (-)	**-350**	**53**	**-171**

Corporate Center Key metrics

in CHF bn	1Q19	4Q18	1Q18
Total assets	120	104	110
Risk-weighted assets	50	30	28
Leverage exposure	130	105	111

ARU within Corp. Ctr. Key financials

in CHF mn unless otherwise specified	1Q19
Net revenues	-35
Provision for credit losses	6
Total operating expenses	62
Pre-tax loss	**-103**
Adjusted pre-tax loss	**-103**
Adjusted pre-tax loss in USD mn	**-104**
Risk-weighted assets in USD bn	12
RWA excl. operational risk in USD bn	7
Leverage exposure in USD bn	29

Strategic Resolution Unit Key financials

in CHF mn unless otherwise specified	4Q18	1Q18
Net revenues	-175	-203
Provision for credit losses	-1	-
Total operating expenses	123	206
Pre-tax loss	**-297**	**-409**
Adjusted pre-tax loss	**-282**	**-362**
Adjusted pre-tax loss in USD mn	**-282**	**-382**
Risk-weighted assets in USD bn	18	23
RWA excl. operational risk in USD bn	7	12
Leverage exposure in USD bn	30	45

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this Appendix. 'Other revenues' primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group's RWAs and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees

CREDIT SUISSE April 24, 2019 43

 44  Tangible book value per share at CHF 15.47despite adverse impact from tightening credit spreads  April 24, 2019  Tangible book value per share (TBVPS)‡in CHF  Key messagesIncrease in tangible book value per share during 1Q19 reflects growth from net income generated for the quarter, positive impact from share buyback below TBVPS, beneficial FX movements and various smaller other items, partially offset by the adverse impact from tightening credit spreads  Note: Tangible book value per share (TBVPS) is a non-GAAP financial measure ‡ See Appendix1 Includes net impact related to share-based compensation awards as well as the impact from an increase in retained earnings following the change related to the accounting of leases2 Reflects impact on tangible shareholders’ equity from own credit movements via other comprehensive income and tax expenses related to own credit movements          2  1

Currency mix & Group capital metrics

Credit Suisse Group results

Group results	1Q19 LTM in CHF mn	CHF	USD	Contribution EUR	GBP	Other
Net revenues	20,671	25%	47%	11%	3%	14%
Total expenses[1]	17,291	31%	37%	4%	10%	18%
Swiss Universal Bank						
Net revenues	5,512	74%	17%	6%	1%	2%
Total expenses[1]	3,400	82%	13%	2%	1%	2%
International Wealth Management						
Net revenues	5,428	16%	57%	19%	2%	6%
Total expenses[1]	3,684	43%	28%	9%	8%	12%
Asia Pacific						
Net revenues	3,256	3%	38%	3%	2%	54%
Total expenses[1]	2,643	6%	13%	-%	2%	79%
Global Markets						
Net revenues	4,906	4%	64%	14%	8%	10%
Total expenses[1]	4,765	5%	60%	4%	22%	9%
Investment Banking & Capital Markets						
Net revenues	2,005	-%	86%	9%	3%	2%
Total expenses[1]	1,813	4%	74%	5%	13%	4%

Sensitivity analysis on Group results[2]

Applying a +/- 10% movement on the average FX rates for 1Q19 LTM, the sensitivities are:

- USD/CHF impact on LTM pre-tax income by CHF +339 / - 339 mn
- EUR/CHF impact on LTM pre-tax income by CHF +159 / -159 mn

Currency mix capital metric[3]



13%
5%
6%
6%
5%
12%
44%
44%
49%
USD
44%
44%
27%
CHF
CET1 capital [4]
Basel III Risk-weighted assets
Swiss leverage exposure
USD
CHF
EUR
Other

A 10% strengthening / weakening of the USD (vs. CHF) would have a **-0.3 bps / +0.3 bps impact** on the **BIS CET1 ratio**

1 Total expenses include provisions for credit losses 2 Sensitivity analysis based on weighted average exchange rates of USD/CHF of 0.99 and EUR/CHF of 1.14 for the 1Q19 LTM results
3 Data based on March 2019 month-end currency mix and on a "look-through" basis 4 Reflects actual capital positions in consolidated Group legal entities (net assets) including net asset hedges less applicable Basel III regulatory adjustments (e.g. goodwill)

CREDIT SUISSE April 24, 2019 45

Adjusted results are non-GAAP financial measures that exclude certain items included in our reported results. During the implementation of our strategy, it was important to measure the progress achieved by our underlying business performance. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (1/3)

Group in CHF mn	1Q19	4Q18	1Q18
Net revenues reported	**5,387**	**4,801**	**5,636**
Real estate gains	-30	-12	-1
Gains (-)/losses on business sales	-	-3	-73
Net revenues adjusted	**5,357**	**4,786**	**5,562**
Provision for credit losses	**81**	**59**	**48**
Total operating expenses reported	**4,244**	**4,147**	**4,534**
Restructuring expenses	-	-136	-144
Major litigation provisions	-6	-82	-85
Expenses related to real estate disposals	-35	-	-
Expenses related to business sales	-	-48	-
Total operating expenses adjusted	**4,203**	**3,881**	**4,305**
Pre-tax income/loss (-) reported	**1,062**	**595**	**1,054**
Total adjustments	11	251	155
Pre-tax income/loss (-) adjusted	**1,073**	**846**	**1,209**

Group in CHF mn	1Q19	1Q18	1Q17	1Q16	2018	2017	2016	2015
Total operating expenses reported	**4,244**	**4,534**	**4,811**	**4,972**	**17,303**	**18,897**	**22,337**	**25,895**
Goodwill impairment	-	-	-	-	-	-	-	-3,797
Restructuring expenses	-	-144	-137	-255	-626	-455	-540	-355
Major litigation provisions	-6	-85	-97	-	-244	-493	-2,707	-820
Expenses related to real estate disposals	-35	-	-	-	-	-	-	-
Expenses related to business sales	-	-	-	-	-51	-8	-	-
Debit valuation adjustments (DVA)	-20	3	-25	-	45	-82	-	-
Total operating cost base adjusted	**4,183**	**4,308**	**4,552**	**4,717**	**16,427**	**17,859**	**19,090**	**20,923**
FX adjustment	-35	-	-17	-60	-	-24	-98	-135
Total operating cost base adjusted at constant FX*	**4,148**	**4,308**	**4,535**	**4,657**	**16,427**	**17,835**	**18,992**	**20,788**

	SUB in CHF mn			SUB PC in CHF mn			SUB C&IC in CHF mn		
	1Q19	4Q18	1Q18	1Q19	4Q18	1Q18	1Q19	4Q18	1Q18
Net revenues reported	**1,379**	**1,373**	**1,431**	**742**	**740**	**762**	**637**	**633**	**669**
Real estate gains	-30	-6	-	-30	-6	-	-	-	-
Gains (-)/losses on business sales	-	-	-37	-	-	-19	-	-	-18
Net revenues adjusted	**1,349**	**1,367**	**1,394**	**712**	**734**	**743**	**637**	**633**	**651**
Provision for credit losses	**29**	**26**	**34**	**11**	**-4**	**10**	**18**	**30**	**24**
Total operating expenses reported	**800**	**849**	**834**	**458**	**466**	**487**	**342**	**383**	**347**
Restructuring expenses	-	-21	-28	-	-10	-22	-	-11	-6
Major litigation provisions	-	-35	-	-	-	-	-	-35	-
Expenses related to real estate disposals	-10	-	-	-7	-	-	-3	-	-
Total operating expenses adjusted	**790**	**793**	**806**	**451**	**456**	**465**	**339**	**337**	**341**
Pre-tax income/loss (-) reported	**550**	**498**	**563**	**273**	**278**	**265**	**277**	**220**	**298**
Total adjustments	-20	50	-9	-23	4	3	3	46	-12
Pre-tax income/loss (-) adjusted	**530**	**548**	**554**	**250**	**282**	**268**	**280**	**266**	**286**

* Adjusted operating cost base at constant 2018 FX rates; see Appendix

CREDIT SUISSE

April 24, 2019

46

Adjusted results are non-GAAP financial measures that exclude certain items included in our reported results. During the implementation of our strategy, it was important to measure the progress achieved by our underlying business performance. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (2/3)

	IWM in CHF mn			IWM PB in CHF mn			IWM AM in CHF mn		
	1Q19	4Q18	1Q18	1Q19	4Q18	1Q18	1Q19	4Q18	1Q18
Net revenues reported	**1,417**	**1,402**	**1,403**	**1,019**	**942**	**1,043**	**398**	**460**	**360**
Real estate gains	-	-2	-	-	-2	-	-	-	-
Gains (-)/losses on business sales	-	-24	-36	-	-	-37	-	-24	1
Net revenues adjusted	**1,417**	**1,376**	**1,367**	**1,019**	**940**	**1,006**	**398**	**436**	**361**
Provision for credit losses	**10**	**16**	**-1**	**10**	**16**	**-1**	**-**	**-**	**-**
Total operating expenses reported	**884**	**976**	**920**	**607**	**628**	**643**	**277**	**348**	**277**
Restructuring expenses	-	-33	-26	-	-25	-18	-	-8	-8
Major litigation provisions	27	-	-	27	-	-	-	-	-
Expenses related to real estate disposals	-10	-	-	-8	-	-	-2	-	-
Expenses related to business sales	-	-47	-	-	-	-	-	-47	-
Total operating expenses adjusted	**901**	**896**	**894**	**626**	**603**	**625**	**275**	**293**	**269**
Pre-tax income/loss (-) reported	**523**	**410**	**484**	**402**	**298**	**401**	**121**	**112**	**83**
Total adjustments	-17	54	-10	-19	23	-19	2	31	9
Pre-tax income/loss (-) adjusted	**506**	**464**	**474**	**383**	**321**	**382**	**123**	**143**	**92**

	APAC in CHF mn			APAC WM&C in CHF mn		
	1Q19	4Q18	1Q18	1Q19	4Q18	1Q18
Net revenues reported	**854**	**677**	**991**	**565**	**506**	**663**
Net revenues adjusted	**854**	**677**	**991**	**565**	**506**	**663**
Provision for credit losses	**17**	**8**	**10**	**17**	**9**	**9**
Total operating expenses reported	**654**	**632**	**747**	**378**	**359**	**449**
Restructuring expenses	-	-26	-6	-	-10	-3
Major litigation provisions	-	-1	-48	-	-1	-48
Total operating expenses adjusted	**654**	**605**	**693**	**378**	**348**	**398**
Pre-tax income/loss (-) reported	**183**	**37**	**234**	**170**	**138**	**205**
Total adjustments	-	27	54	-	11	51
Pre-tax income/loss (-) adjusted	**183**	**64**	**288**	**170**	**149**	**256**

	APAC Mkts in USD mn			APAC PB in CHF mn		
	1Q19	4Q18	1Q18	1Q19	4Q18	1Q18
Net revenues reported	**291**	**173**	**348**	**398**	**358**	**455**
Net revenues adjusted	**291**	**173**	**348**	**398**	**358**	**455**
Provision for credit losses	**-**	**-1**	**2**	**-**	**-1**	**4**
Total operating expenses reported	**278**	**275**	**315**	**267**	**262**	**281**
Restructuring expenses	-	-16	-3	-	-11	-1
Total operating expenses adjusted	**278**	**259**	**312**	**267**	**251**	**280**
Pre-tax income/loss (-) reported	**13**	**-101**	**31**	**131**	**97**	**170**
Total adjustments	-	16	3	-	11	1
Pre-tax income/loss (-) adjusted	**13**	**-85**	**34**	**131**	**108**	**171**

CREDIT SUISSE
April 24, 2019
47

Adjusted results are non-GAAP financial measures that exclude certain items included in our reported results. During the implementation of our strategy, it was important to measure the progress achieved by our underlying business performance. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (3/3)

IBCM in USD mn

	1Q19	4Q18	1Q18
Net revenues reported	357	476	559
Net revenues adjusted	357	476	559
Provision for credit losses	8	5	1
Total operating expenses reported	443	365	496
Restructuring expenses	-	-6	-32
Major litigation provisions	-	-2	-
Expenses related to real estate disposals	-7	-	-
Total operating expenses adjusted	436	357	464
Pre-tax income/loss (-) reported	-94	106	62
Total adjustments	7	8	32
Pre-tax income/loss (-) adjusted	-87	114	94

GM in USD mn

	1Q19	4Q18	1Q18
Net revenues reported	1,478	966	1,642
Net revenues adjusted	1,478	966	1,642
Provision for credit losses	11	4	4
Total operating expenses reported	1,184	1,158	1,325
Restructuring expenses	-	-79	-44
Major litigation provisions	-	-	-
Expenses related to business sales	-8	-	-
Expenses related to real estate disposals	-	-	-
Total operating expenses adjusted	1,176	1,079	1,281
Pre-tax income/loss (-) reported	283	-196	313
Total adjustments	8	79	44
Pre-tax income/loss (-) adjusted	291	-117	357

Corp. Ctr. in CHF mn

	1Q19	4Q18	1Q18
Net revenues reported	-91	84	-60
Real estate gains	-	-4	-
Gains (-)/losses on business sales	-	21	-
Net revenues adjusted	-91	101	-60
Provision for credit losses	6	-	-
Total operating expenses reported	286	49	112
Restructuring expenses	-	-1	-1
Major litigation provisions	-33	-	-
Total operating expenses adjusted	253	48	111
Pre-tax income/loss (-) reported	-383	35	-172
Total adjustments	33	18	1
Pre-tax income/loss (-) adjusted	-350	53	-171

	SRU in USD mn		SRU in CHF mn	
	4Q18	1Q18	4Q18	1Q18
Net revenues reported	-174	-215	-175	-203
Real estate gains	-	-1	-	-1
Net revenues adjusted	-174	-216	-175	-204
Provision for credit losses	-1	-	-1	-
Total operating expenses reported	124	219	123	206
Restructuring expenses	31	-12	31	-11
Major litigation provisions	-45	-41	-45	-37
Expenses related to business sales	-1	-	-1	-
Total operating expenses adjusted	109	166	108	158
Pre-tax income/loss (-) reported	-297	-434	-297	-409
Total adjustments	15	52	15	47
Pre-tax income/loss (-) adjusted	-282	-382	-282	-362

CREDIT SUISSE
April 24, 2019
48

Notes

General notes

- Throughout the presentation rounding differences may occur
- Unless otherwise noted, all **CET1 ratio**, **Tier 1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in this presentation are as of the end of the respective period and on a "look-through" basis
- **Gross and net margins** are shown in basis points
  Gross margin = net revenues annualized / average AuM; net margin = pre-tax income annualized / average AuM
- **Mandate penetration** reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business

Specific notes

* Following the successful completion of our restructuring program in 2018, we updated our calculation approach for adjusted operating cost base at constant FX rates. Beginning in 1Q19, adjusted operating cost base at constant FX rates includes adjustments for major litigation provisions, expenses related to real estate disposals and business sales as well as for debit valuation adjustments (DVA) related volatility and FX, but not for restructuring expenses and certain accounting changes. Adjustments for FX apply unweighted 2018 currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review. Under the current presentation, adjusted operating cost base at constant FX rates for periods prior to 1Q19 still include adjustments for restructuring expenses and a goodwill impairment taken in 4Q15, but no longer include an adjustment for certain accounting changes.

† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers.

‡ Return on tangible equity is based on tangible shareholders' equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. Tangible book value, a non-GAAP financial measure, is equal to tangible shareholders' equity. Tangible book value per share is a non-GAAP financial measure, which is calculated by dividing tangible shareholders' equity by total number of shares outstanding. Management believes that tangible shareholders' equity/tangible book value, return on tangible equity and tangible book value per share are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy. For end-1Q16, tangible equity excluded goodwill of CHF 4,688 mn and other intangible assets of CHF 186 mn from total shareholders' equity of CHF 44,997 mn as presented in our balance sheet. For end-1Q17, tangible equity excluded goodwill of CHF 4,831 mn and other intangible assets of CHF 202 mn from total shareholders' equity of CHF 41,702 mn as presented in our balance sheet. For end-1Q18, tangible equity excluded goodwill of CHF 4,667 mn and other intangible assets of CHF 212 mn from total shareholders' equity of CHF 42,540 mn as presented in our balance sheet. For end-4Q18, tangible equity excluded goodwill of CHF 4,766 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 43,922 mn as presented in our balance sheet. For end-1Q19, tangible equity excluded goodwill of CHF 4,807 mn and other intangible assets of CHF 224 mn from total shareholders' equity of CHF 43,825 mn as presented in our balance sheet. Shares outstanding were 2,539.6 mn at end-1Q18, 2,550.6 mn at end-4Q18 and 2,507.8 mn at end-1Q19.

Abbreviations

Adv. = Advisory; AM = Asset Management; APAC = Asia Pacific; ARU = Asset Resolution Unit; ATS = Asia Pacific Trading Solutions; attr. = attributable; AuC = Assets under Custody; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; bps = basis points; C&IC = Corporate & Institutional Clients; CET1 = Common Equity Tier 1; Corp. = Corporate(s); Corp. Ctr. = Corporate Center; DCM = Debt Capital Markets; DVA = Debit Valuation Adjustments; ECM = Equity Capital Markets; e.g. = for example; EMEA = Europe, Middle East & Africa; EqD = Equity Derivatives; FINMA = Swiss Financial Market Supervisory Authority; FX = Foreign Exchange; G&A = General & Administrative; GAAP = Generally Accepted Accounting Principles; GDP = Gross Domestic Product; GM = Global Markets; IBCM = Investment Banking & Capital Markets; inc. = income; ITS = International Trading Solutions; IPO = Initial Public Offering; IWM = International Wealth Management; JV = Joint Venture; LevFin = Leveraged Finance; LTM = Last Twelve Months; M&A = Mergers & Acquisitions; Mgmt. = Management; Mkts = Markets; MTM = Mark-To-Market; n/m = not meaningful; NNA = Net New Assets; o/w = of which; PB = Private Banking; PC = Private Clients; perf. = performance; PTI = Pre-tax income; rev. = revenues; RM = Relationship Manager; RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RWA = Risk-weighted assets; SMI = Swiss Market Index; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBVPS = Tangible Book Value Per Share; (U)HNW = (Ultra) High Net Worth; Underwr. = Underwriting; WM&C = Wealth Management & Connected; YoY = Year on year

CREDIT SUISSE April 24, 2019 49

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrants)

Date: April 24, 2019
By:
/s/ Tidjane Thiam
Tidjane Thiam
Chief Executive Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer